

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2021

Frank Knuettel
Chief Executive Officer
Unrivaled Brands, Inc.
3242 S. Halladay St., Suite 202
Santa Ana, California 92705

> **Re: Unrivaled Brands, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 17, 2021**
> **File No. 333-259594**

Dear Mr. Knuettel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you intend to acquire People's First Choice as disclosed in the Form 8-K filed August 16, 2021. It appears that the financial statements of People's First Choice may be required to be included in the Form S-3 pursuant to Rule 3-05 of Regulation S-X and Item 11(b) of Form S-3. Please revise or advise why you believe this disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Faith Charles